SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT OT RULE 13d-2(a)

                                (AMENDMENT NO. 6)

                           First Aviation Services Inc.
                           ----------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    31865W108
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          One Penn Plaza - Suite 4720
                          New York, New York  10119
                                 (212) 760-0814
                           Attention: Mr. Nelson Obus
                           --------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200


                                October 23, 2000
                                ----------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d.1(g), check the following box. [ ]

                         (continued on following pages)


                              (Page 1 of 10 Pages)

SCHEDULE 13D/A
                     CUSIP No. 31865W108                     Page 2 of 10 Pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSON:       Wynnefield Partners Small Cap Value, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   13-3688497
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [X]
                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)       [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF      7.    SOLE VOTING POWER
      SHARES             728,433 shares of Common Stock
    BENEFICIALLY   -------------------------------------------------------------
     OWNED BY      8.    SHARED VOTING POWER
   EACH REPORTING        None
     PERSON WITH   -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                         728,433 shares of Common Stock
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      728,433 shares of Common Stock
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                        [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.5% of Common Stock
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------



                              (Page 2 of 10 Pages)

SCHEDULE 13D/A
                     CUSIP No. 31865W108                     Page 3 of 10 Pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS Wynnefield Partners Small Cap Value
      Offshore Fund, Ltd.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  Not Applicable
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [X]
                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)       [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      CAYMAN ISLANDS
--------------------------------------------------------------------------------
    NUMBER OF      7.    SOLE VOTING POWER
      SHARES             398,600 shares of Common Stock
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8.    SHARED VOTING POWER
  EACH REPORTING         None
   PERSON WITH     -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                         398,600 shares of Common Stock
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      398,600 shares of Common Stock
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES     [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.2% of Common Stock
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------



                              (Page 3 of 10 Pages)

SCHEDULE 13D/A
                     CUSIP No. 31865W108                     Page 4 of 10 Pages
--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS Wynnefield Partners Small Cap Value, L.P. I S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3953291
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [X]
                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)       [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF      7.    SOLE VOTING POWER
      SHARES             897,159 shares of Common Stock
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8.    SHARED VOTING POWER
  EACH REPORTING         None
   PERSON WITH     -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                         897,159 shares of Common Stock
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      897,159 shares of Common Stock
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES     [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      11.7% of Common Stock
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------



                              (Page 4 of 10 Pages)

SCHEDULE 13D/A
                     CUSIP No. 31865W108                     Page 5 of 10 Pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS:  Nelson Obus
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [X]
                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      PF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
    NUMBER OF      7.    SOLE VOTING POWER
      SHARES             100,000 shares of Common Stock
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8.    SHARED VOTING POWER
  EACH REPORTING         None
   PERSON WITH     -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                         100,000 shares of Common Stock
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      100,000 shares of Common Stock
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES     [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3% of Common Stock
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------



                              (Page 5 of 10 Pages)

SCHEDULE 13D/A
                     CUSIP No. 31865W108                     Page 6 of 10 Pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS Channel Partnership II, L.P.
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  22-3215653
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) [X]
                                                        (b)
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS
      WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  NEW YORK
--------------------------------------------------------------------------------
     NUMBER OF     7.    SOLE VOTING POWER
      SHARES             23,000 shares of Common Stock
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY      8.    SHARED VOTING POWER
  EACH REPORTING         None
   PERSON WITH     -------------------------------------------------------------
                   9.    SOLE DISPOSITIVE POWER
                         23,000 shares of Common Stock
                   -------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      23,000 shares of Common Stock
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES           [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.3% of Common Stock
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------



                              (Page 6 of 10 Pages)

Item 1. Security and Issuer.

          This Statement relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of First Aviation Services, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 15 Riverside Avenue, Westport, Connecticut 06880-4214.

Item 2. Identity and Background.

          (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Channel Partnership II, L.P. ("Channel"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I") and Nelson Obus ("Mr. Obus"). Although Partnership, Channel, the Fund and Partnership-I are each separate and distinct entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they, along with Mr. Obus, are sometimes referred to collectively as the "Wynnefield Group".

          Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus is also the general partner of Channel, a private investment company organized as a limited partnership under the laws of the State of New York. Mr. Obus and Mr. Landes are citizens of the United States of America.

          The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is One Penn Plaza, Suite 4720, New York, New York 10119.

          (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:

                              (Page 7 of 10 Pages)

Name             Date of Purchase       Number of Shares      Consideration Paid
----             ----------------       ----------------      ------------------
Partnership      October 23, 2000            105,300            $   394,875.00
Partnership-I    October 23, 2000             53,100            $   199,125.00
Fund             October 23, 2000             21,600            $    81,000.00
Mr. Obus         April 23, 1999*             100,000            $   579,868.00
Channel          May 26, 1999*                23,000            $   176,900.00

          Such shares were paid for from the working capital of each member of the Wynnefield Group (other than Mr. Obus, who used personal funds). Each member of the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

          Each member of the Wynnefield Group originally acquired the Shares reported in Item 5 below for their own account, and for investment purposes. Subsequently, they determined that they could play a useful role in recommending to the Issuer's management various strategies for maintaining shareholders' value and through their representatives, they have suggested certain programs for this purpose. The Wynnefield Group and the Issuer's management have continued their dialogue on this and related subjects.

          Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

          (a) As of the close of business on the date hereof, the Wynnefield Group beneficially owned a total of 2,147,192 Shares after giving effect to the transactions set forth in Item 3 of this Statement. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, as officers of the Fund's investment manager, Mr. Obus as a general partner of Channel, and Mr. Obus personally, may be deemed to have indirect beneficial ownership of the Shares owned by the entities referred to as the Wynnefield Group.


[FN]
* These dates represent the last date of purchase of any securities of the Issuer by Channel and Mr. Obus. The Number of Shares reflect the total number of shares held by Channel and Mr. Obus on those dates. Channel and Mr. Obus hold the same total Number of Shares on the date of the filing of this
Schedule 13D/A.



                                 (Page 8 of 10 Pages)

          However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the Wynnefield Group represent approximately 27.94% of the outstanding Shares of Common Stock of the Issuer, based on the 7,686,210 Shares of Common Stock reported as outstanding on July 31, 2000 in the Issuer's latest Quarterly Report on Form 10-Q.

          Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares (except those owned by Mr. Obus individually), owned by the Wynnefield Group, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, as officers of the Fund's investment manager, and by Mr. Obus' position as a general partner of Channel, and disclaim membership in the Wynnefield Group with respect to the Shares (except those owned by Mr. Obus individually) for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

          (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, Mr. Obus as general partner of Channel, and as officers of the Fund's investment manager have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the entities comprising the Wynnefield Group.

          (c) The Wynnefield Group has made purchases and sales in the shares since their most recent filing on Schedule 13D as follows:

Name             Transaction  Date             Number of Shares  Price Per Share
----             -----------  ----             ----------------  ---------------
Partnership      Purchase     October 16, 2000       1,100         $   4.75
Partnership      Sell         October 23, 2000      15,000         $   3.80
Partnership      Purchase     October 23, 2000     105,300         $   3.75

Partnership - I  Purchase     October 16, 2000       1,200         $   4.75
Partnership - I  Purchase     October 23, 2000      53,100         $   3.75

Fund             Purchase     October 16, 2000         500         $   4.75
Fund             Purchase     October 23, 2000      21,600         $   3.75

          (d) The entities comprising the Wynnefield Group, as owners of an aggregate of 2,147,192 Shares (representing 27.94% of the outstanding Shares), have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares, but only from such Shares.

                              (Page 9 of 10 Pages)

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

          Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 31, 2000

                                     WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                                     WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                     By:  Wynnefield Capital Management, LLC
                                          General Partner

                                          By: /s/ Nelson Obus
                                              ----------------------------------
                                              Nelson Obus, Managing Member


                                     WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                     FUND, LTD.

                                     By:  Wynnefield Capital, Inc.

                                     By: /s/ Nelson Obus
                                         ---------------------------------------
                                         Nelson Obus, President


                                     CHANNEL PARTNERSHIP II, L.P.

                                     By: /s/ Nelson Obus
                                         ---------------------------------------
                                         Nelson Obus, General Partner


                                     /s/ Nelson Obus
                                     -------------------------------------------
                                     Nelson Obus, Individually



                              (Page 10 of 10 Pages)